Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:            Melissa Kindelan, Kathleen Collins, Alexandra Barone, Jeff Kauten

Re:	Turing Holding Corp.

Registration Statement on Form S-1

Registration File No. 333-258985

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Turing Holding Corp. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on September 14, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that 5,203 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed during the period from September 7, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

/s/ Becky Steinthal
Name: Becky Steinthal
Title: Managing Director

J.P. Morgan Securities LLC

/s/ Ilana Foni
Name: Ilana Foni
Title: Vice President

[Signature Page to Acceleration Request]